UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

CREATIVE REALITIES, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

22530J101

(CUSIP Number)

JOSEPH M. MANKO, JR.

HORTON CAPITAL MANAGEMENT, LLC.

1717 Arch Street, Suite 3920

Philadelphia, PA 19103

(215) 399 5402

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22530J101

1	NAMES OF REPORTING PERSONS: Horton Capital Partners Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC; OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,178,372 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,178,372 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,178,372 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions): OO

CUSIP No. 22530J101

1	NAMES OF REPORTING PERSONS: Horton Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC; OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,178,372 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,178,372 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,178,372 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions): OO

CUSIP No. 22530J101

1	NAMES OF REPORTING PERSONS: Horton Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC; OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,178,372 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,178,372 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,178,372 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions): IA

CUSIP No. 22530J101

1	NAMES OF REPORTING PERSONS: Joseph M. Manko, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC; OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,178,372 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,178,372 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,178,372 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions): IN

Item 1.	Security and Issuer.

This statement relates to shares of common stock, par value $0.01 per share (“Common Stock”), of Creative Realities, Inc., a Minnesota corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 13100 Magisterial Drive, Suite 100, Louisville, KY 40223. Horton Capital Partners LLC, a Delaware limited liability company (“HCP”), Horton Capital Management, LLC, a Delaware limited liability company (“HCM”), and Joseph M. Manko, Jr. (“Mr. Manko”) filed Schedule 13D, with the Securities and Exchange Commission (the “SEC”) on September 2, 2014 (“Schedule 13D”), to report their beneficial ownership of the shares of Common Stock of the Issuer. This Schedule 13D/A is being filed to update the information set forth in Schedule 13D.

Item 2.	Identity and Background.

(a) This statement is filed by Horton Capital Partners Fund, LP, a Delaware limited partnership (“HCPF”), HCP, HCM, and Mr. Manko (Mr. Manko together with HCPF, HCP and HCM, the “Reporting Persons” and each a “Reporting Person”).

(b) The address of the principal office of each Reporting Person is 1717 Arch Street, Suite 3920, Philadelphia, PA 19103. The managing member of HCP and HCM is Mr. Joseph M. Manko, Jr.

(c) The principal business of HCPF and HCP is purchasing, holding and selling securities for investment purposes. The principal business of HCM is serving as the investment manager of HCPF. HCP is the general partner of HCPF. The principal occupation of Mr. Manko is serving as the managing member of HCM and HCP.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Manko is a citizen of the United States of America.

Item 3.	Source and Amounts of Funds or other Consideration.

Pursuant to the Securities Purchase Agreement with the Issuer, dated as of August 18, 2014 (the “August 2014 SPA”), the Reporting Persons acquired (i) 2,250,000 shares of Series A Convertible Preferred Stock of the Issuer (the “Series A Preferred Stock”) convertible into shares of Common Stock at the initial conversion price of $0.40 per share; and (ii) warrants to purchase 2,812,500 shares of Common Stock with an initial exercise price of $0.50 per share (“2014 Warrants”). The initial conversion price of $0.40 per share of Series A Preferred Stock was subsequently adjusted to $0.255.

The Series A Preferred Stock entitles its holders to a 6% dividend, payable semi-annually in (i) cash; (ii) at the Issuer’s option, in shares of the Series A Preferred Stock through the three-year anniversary of August 18, 2014, and from and after such anniversary in shares of Common Stock; or (iii) a combination of cash and Series A Preferred Stock or shares of Common Stock.

The Reporting Persons were issued the following additional shares of Series A Preferred Stock as in kind payment of dividends:

(i)	50,214 as the dividend for the period ended December 31, 2014;

(ii)	67,500 as the dividend for the period ended June 30, 2015;

(iii)	71,034 as the dividend for the period ended December 31, 2015;

(iv)	24,388 as the dividend for the period ended June 30, 2016; and

(v)	25,120 as the dividend for the period ended December 31, 2016.

As of January 1, 2016, the Reporting Persons no longer had the beneficial ownership of: (i) 1,500,000 shares of Series A Preferred Stock acquired in 2014, (ii) 125,832 shares of Series A Preferred Stock received as in kind dividends, and (iii) 2014 Warrants to purchase 1,875,000 shares of Common Stock due to HCM no longer retaining investment discretion over these securities.

Pursuant to the Securities Purchase Agreement with the Issuer dated as of December 28, 2015 (the “December 2015 SPA”), HCPF was issued (i) a Secured Convertible Promissory Note (the “Note”) in the principal amount of $150,000 which was initially convertible into 535,714 shares of Common Stock at an initial conversion price of $0.28 per share; and (ii) a warrant to purchase 267,857 shares of Common Stock with an initial exercise price of $0.28 per share (“2015 Warrant” and together with shares of Series A Preferred Stock, 2014 Warrants, the Note and shares of Common Stock, “Issuer Securities”). In a subsequent transaction on December 20, 2016, Slipstream Communications, LLC purchased the Secured Convertible Promissory Note and repaid the outstanding amount on the Note.

In addition, during the period from September 24, 2014 until April 28, 2017, HCPF purchased 2,950,827 shares of Common Stock in open market transactions.

Issuer Securities were acquired with the working capital of the Reporting Persons in negotiated transactions with the Issuer or in the open market, as described above.

Item 4.	Purpose of Transaction.

The Issuer Securities were acquired based on the Reporting Persons’ belief that the Issuer Securities, when acquired, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Issuer Securities at prices that would make the purchase or sale of Issuer Securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer Securities on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition)

or operations of the Issuer, purchasing additional shares of Common Stock or other securities of the Issuer, selling some or all of their Issuer Securities, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.

Information set forth in Item 3 above is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

The percentages used herein are calculated based upon 67,592,088 shares of Common Stock issued and outstanding as of April 28, 2017, pursuant to the Quarterly Report on Form 10-Q filed by the Issuer on May 15, 2017.

As of the close of business on May 30, 2017:

1. HCPF

(a) Amount beneficially owned: 7,178,372*

(b) Percent of class: 9.99%*

(c) Number of shares as to which the Reporting Person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 7,178,372*

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 7,178,372*

2. HCP

(a) Amount beneficially owned: 7,178,372*

(b) Percent of class: 9.99%*

(c) Number of shares as to which the Reporting Person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 7,178,372*

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 7,178,372*

3. HCM

(a) Amount beneficially owned: 7,178,372*

(b) Percent of class: 9.99%*

(c) Number of shares as to which the Reporting Person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 7,178,372*

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 7,178,372*

4. Mr. Manko

(a) Amount beneficially owned: 7,178,372*

(b) Percent of class: 9.99%*

(c) Number of shares as to which the Reporting Person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 7,178,372*

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 7,178,372*

*	HCPF owns directly 2,950,827 shares of Common Stock. Pursuant to investment management agreements, HCM maintains investment and voting power with respect to 2,950,827 shares of Common Stock held by HCPF and other Issuer Securities held by HCPF as described below. However, despite the delegation of investment and voting power to HCM, HCP may be deemed to be the beneficial owner of such securities under Rule 13d-3 of the Act because HCP has the right to acquire investment and voting power through termination of investment management agreements with HCM. HCP is the general partner of HCPF. Mr. Manko is the managing member of both HCM and HCP.

In addition to 2,950,827 shares of Common Stock, as of the date of this Schedule 13D/A, the Reporting Persons beneficially owned: (i) 862,424 shares of Series A Preferred Stock, including 112,424 shares of Series A Preferred Stock received as dividends, that are convertible into 3,382,055 shares of Common Stock; (ii) 2014 Warrants to purchase 937,500 shares of Common Stock; and (iii) 2015 Warrant to purchase 267,857 shares of Common Stock.

However, the Series A Preferred Stock, the 2014 Warrants and 2015 Warrant contain a conversion cap that precludes the holder thereof from converting the shares of Series A Preferred Stock into shares of Common Stock and exercising the 2014 Warrants and 2015 Warrant to the extent that the holder would, after such conversion or exercise, as applicable, beneficially own (as determined in accordance with Section 13(d) of the Act) in excess of 4.99% (“Beneficial Ownership Limitation”) of the shares of Common Stock then outstanding. Upon at least 61 days’ prior notice to the Issuer, a holder may increase or decrease the Beneficial Ownership Limitation, provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of shares of Common Stock outstanding upon the conversion of the Series A Preferred Stock or the exercise of the 2014 Warrants or 2015 Warrant.

Therefore, excluded from the Reporting Persons’ beneficial ownership are 359,867 shares of Common Stock issuable upon exercise of the 2014 Warrants, 2015 Warrant and conversion of the Series A Preferred Stock beneficially owned by the Reporting Persons, due to the Beneficial Ownership Limitation that precludes the holder thereof from exercising the 2014 Warrants and 2015 Warrant or converting shares of Series A Preferred Stock to the extent that the holder would, after such exercise, beneficially own (as determined in accordance with Section 13(d) of the Act) in excess of 9.99% of the shares of Common Stock then outstanding.

(c) Schedule A attached to this Schedule 13D/A and incorporated herein by reference lists all transaction in the shares of Common Stock effected by the Reporting Persons during the past sixty days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

HCPF entered into the August 2014 SPA and the December 2015 SPA described in Item 3 above. The description of the August 2014 SPA and December 2015 SPA and related Issuer Securities set forth in Items 3 and 5 is incorporated herein by this reference.

On May 30, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D,

with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1 Joint Filing Agreement by and among Horton Capital Partners Fund, LP, Horton Capital Partners, LLC, Horton Capital Management, LLC and Joseph M. Manko, Jr, dated May 30, 2017.

99.2 Securities Purchase Agreement dated as of August 18, 2014 between the Issuer and certain purchasers incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Issuer on August 22, 2014.

99.3 Series A 6% Convertible Preferred Stock, Certificate of Designation of Preferences, Rights and Limitations incorporated by reference to Exhibit 3.1 of Form 8-K filed by the Issuer on August 22, 2014.

99.4 Form of Warrant to Purchase Common Stock incorporated by reference to Exhibit 10.2 of Form 8-K filed by the Issuer on August 22, 2014.

99.5 Securities Purchase Agreement dated as of December 28, 2015 between the Issuer and certain purchasers incorporated by reference to Exhibit 10.16 of Form S-1 filed by the Issuer on February 11, 2016.

99.6 Form of Warrant to Purchase Common Stock incorporated by reference to Exhibit 10.18 of Form S-1 filed by the Issuer on February 11, 2016.

99.7 Schedule A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 30, 2017	HORTON CAPITAL PARTNERS FUND, LP By: Horton Capital Partners, LLC, its General Partner

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

HORTON CAPITAL PARTNERS, LLC

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

HORTON CAPITAL MANAGEMENT, LLC.

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

/s/ Joseph M. Manko, Jr.
JOSEPH M. MANKO, JR.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement by and among Horton Capital Partners Fund, LP, Horton Capital Partners, LLC, Horton Capital Management, LLC and Joseph M. Manko, Jr, dated May 30, 2017.

99.2	Securities Purchase Agreement dated as of August 18, 2014 between the Issuer and certain purchasers incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Issuer on August 22, 2014.

99.3	Series A 6% Convertible Preferred Stock, Certificate of Designation of Preferences, Rights and Limitations incorporated by reference to Exhibit 3.1 of Form 8-K filed by the Issuer on August 22, 2014.

99.4	Form of Warrant to Purchase Common Stock incorporated by reference to Exhibit 10.2 of Form 8-K filed by the Issuer on August 22, 2014.

99.5	Securities Purchase Agreement dated as of December 28, 2015 between the Issuer and certain purchasers incorporated by reference to Exhibit 10.16 of Form S-1 filed by the Issuer on February 11, 2016.

99.6	Form of Warrant to Purchase Common Stock incorporated by reference to Exhibit 10.18 of Form S-1 filed by the Issuer on February 11, 2016.

99.7	Schedule A